SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                          -----------------------------
                                  SCHEDULE 13D
                                 (Rule 13d-101)


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                    -----------------------------------------
                               (Amendment No. 5)*


                           First Alliance Corporation
-------------------------------------------------------------------------------
                                (Name of Issuer)

                              Class A Common Stock
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    317936102
-------------------------------------------------------------------------------
                                 (CUSIP Number)

       Brian Chisick, First Alliance Corporation, 17305 Von Karman Avenue,
                         Irvine, CA 92614 (949) 224-8500
-------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                     12/26/00
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 7 Pages)

---------------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 317936102                   13D                      Page 2 of 7 Pages

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Brian Chisick

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     Not applicable

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

     Not Applicable.

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         177,042 shares of Class A Common Stock

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    14,193,667 shares of Class A Common Stock
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         177,042 shares of Class A Common Stock

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    14,193,667 shares of Class A Common Stock

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     14,370,709 shares of Class A Common Stock

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     80%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 317936102                   13D                      Page 3 of 7 Pages

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Sarah Chisick

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     Not Applicable.

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

     Not Applicable.

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         Not applicable

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    14,193,667 shares of Class A Common Stock
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         Not applicable

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    14,193,667 shares of Class A Common Stock

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     14,193,667 shares of Class A Common Stock

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     79.45%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 AMENDMENT NO. 5
                                 TO SCHEDULE 13D
                          FILED PURSUANT TO RULE 13d-2
                      OF THE GENERAL RULES AND REGULATIONS
              UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED


         The undersigned hereby amend the Schedule 13D heretofore filed by them, as amended through the date hereof.

         ITEM 1. SECURITY AND ISSUER.

         This statement relates to shares of the Class A Common Stock, $.01 par value per share (the "Class A Common Stock"), of First Alliance Corporation, a Delaware corporation (the "Company"), whose principal executive offices are located at 17305 Von Karman Avenue, Irvine, California 92614.

         ITEM 2. IDENTITY AND BACKGROUND.

         I.       Brian Chisick.

                  (a) The name of the person filing this statement is Brian Chisick.

                  (b) The business address of Mr. Chisick is 17305 Von Karman Avenue, Irvine, CA 92614.

                  (c) The principal occupation of Mr. Chisick is Chairman and Chief Executive Officer of the Company. The principal business of the Company was mortgage lending. On March 23, 2000, the Company and several of its subsidiaries filed for voluntary petitions under Chapter 11 of the United States Bankruptcy Code in the U. S. Bankruptcy Court for the Central District of California. As a result, the Company has closed its entire loan origination operations, but will continue some loan servicing operations pending approval of the Company's reorganization and/or liquidation plan. The principal address of the Company is stated above in Item 1.b.

                  (d) Mr. Chisick has not been convicted in a criminal proceeding during the last five years.

                  (e) During the last five years, Mr. Chisick has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violations with respect to such laws. (f) Mr. Chisick is a citizen of the United States.

                  (f) Mr. Chisick is a citizen of the United States.

         II.      Sarah Chisick.

                  (a) The name of the other person filing this statement is Sarah Chisick. Mr. and Mrs. Chisick are husband and wife.

                  (b) The business address of Mrs. Chisick is none.

                  (c) The principal occupation of Mrs. Chisick is none.

                  (d) Mrs. Chisick has not been convicted in a criminal proceeding during the last five years.

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

                  (e) During the last five years, Mrs. Chisick has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violations with respect to such laws.

                  (f) Mrs. Chisick is a citizen of the United States.


         ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Not Applicable.

ITEM 4. PURPOSE OF TRANSACTION.

         On December 26, 2000, Brian and Sarah Chisick, as co-trustees of the Brian and Sarah Chisick Revocable Estate Trust U/A 3-7-79 (the "Trust") transferred an aggregate of 500,000 shares (the "Gifted Shares") of the Class A Common Stock of the Company pursuant to irrevocable education trusts established by Brian Chisick and Sarah Chisick ("the Chisicks") for the benefit of their grandchildren. The Chisicks retain no beneficial or voting interest in the Gifted Shares.

         The Chisicks do not have any current arrangements or understandings or intent to acquire any additional shares of Class A Common Stock, other than as described above in this Statement as of the date of this Statement. Depending upon market price, availability, and other factors deemed relevant, the Chisicks may from time to time purchase additional shares or sell shares of the Class A Common Stock in the open market, in privately negotiated transactions, or otherwise. The Chisicks reserve the right to increase or decrease their beneficial ownership of the Class A Common Stock on such terms and at such times as they may decide and the Chisicks reserve the right to cease purchasing or selling shares of the Class A Common Stock at any time.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         I.       Brian Chisick.

                  (a) As of March 5, 2001, Mr. Chisick beneficially owned an aggregate of 14,370,709 shares of Class A Common Stock (the "Aggregate Shares"), representing 80% of the outstanding shares of Class A Common Stock. This amount includes 11,946,200 shares held by the Trust of which the Chisicks are co-trustees, includes 2,222,600 shares (the "Escrow Shares") held in escrow pending the evaluation by the Corporation of the opportunity of the Corporation to purchase such stock, and the review of the transaction by the U.S. Bankruptcy Court. The Escrow Shares will not be voted by the Chisicks pending the resolution by the U. S. Bankruptcy Court of certain matters related to the Corporation's opportunity to purchase the Escrow Shares and also includes 24,867 shares held by grantor trusts established for the benefit of four of the Chisicks grandchildren, of which trusts Mr. Chisick is the sole trustee. Under Rule 13d-3(d), Mr. Chisick is deemed to be the beneficial owner of 177,042 shares of Class A Common Stock (the "Vested Shares") which Mr.Chisick has the right to acquire as of March 5, 2001 (or within 60 days thereafter), pursuant to the stock options described below in Item 6. The Vested Shares are included in the Aggregate Shares. The calculation of such percentage is based on 17,864,788 shares of Class A Common Stock which were outstanding as of March 5, 2001, plus the Vested Shares which are deemed to be outstanding for the purpose of such calculation.

                  (b) As of March 5, 2001, Mr. Chisick has sole voting and dispositive power over the Vested Shares. Mr. Chisick shares voting and dispositive power over 14,193,667 shares of Class A Common Stock with Mrs. Chisick held by the Trust of which the Chisicks are co-trustees. This amount includes 2,222,600 shares which the Chisicks may not vote pending the resolution of certain matters by the Bankruptcy Court referenced in this Statement and also includes 24,867 shares held by grantor trusts established for the benefit of four of the Chisicks grandchildren, of which trusts Mr. Chisick is the sole trustee.

                  (c) The information provided above in Item 3 is incorporated herein by this reference.

                  (d) No person other than the Chisicks are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares.

                  (e) Not applicable.


                                     5 of 7

II.      Sarah Chisick.

                  (a) As of March 5, 2001, Mrs. Chisick beneficially owned an aggregate of 14,193,667 shares of Class A Common stock, representing 79.45% of the outstanding shares of Class A Common Stock. This amount includes 11,946,200 shares held by the Trust of which Brian Chisick and Sarah Chisick are co-trustees, includes 2,222,600 shares (the "Escrow Shares") held in escrow pending the evaluation by the Corporation of the opportunity of the Corporation to purchase such stock and the review of the transaction by the U.S. Bankruptcy Court. The Escrow Shares will not be voted by the Chisicks pending the resolution by the U. S. Bankruptcy Court of certain matters related to the Corporation's opportunity to purchase the Escrow Shares and also includes 24,867 shares held by grantor trusts established for the benefit of four of the Chisicks grandchildren, of which trusts Mr. Chisick is the sole trustee. The calculation of such percentage is based on 17,864,788 shares of Class A Common Stock which were outstanding as of March 5, 2001.

                  (b) As of March 5, 2001, Mrs. Chisick shares voting and dispositive power over 14,193,667 shares of Class A Common Stock with Mr. Chisick held by the Trust of which the Chisicks are co-trustees. This amount includes 2,222,600 shares which the Chisicks may not vote pending the resolution of certain matters by the Bankruptcy Court referenced in this Statement, and also includes 24,867 shares held by grantor trusts established for the benefit of four of the Chisicks grandchildren, of which trusts Mr. Chisick is the sole trustee.

                  (c) The information provided above in Item 3 is incorporated herein by this reference.

                  (d) No person other than the Chisicks are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares.

                  (e) Not applicable.

         ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Pursuant to the Company's 1996 Stock Incentive Plan, the Company has granted to Mr. Chisick the following stock options (the "Stock Options"): (1) on January 27, 1998, a Non-Qualified ("NQ") Stock Option to purchase 100,000 shares of the Company's Class A Common Stock at an exercise price of $13.06 per share, which as of March 5, 2001, was exercisable with respect to 75,000 shares; (2) on December 4, 1998, an Incentive Stock Option ("ISO") to purchase 54,085 shares of the Company's Class A Common Stock at an exercise price of $4.4375 per share, which as of March 5, 2001, was exercisable with respect to 27,042 shares; (3) on April 27, 1999, an ISO to purchase 44,135 shares of the Company's Class A Common Stock at an exercise price of $3.625 per share, which as of March 5, 2001, was exercisable with respect to 22,068 shares; (4) on April 27, 1999, a NQ Stock Option to purchase 55,865 shares of the Company's Class A Common Stock at an exercise price of $3.625 per share, which as of March 5, 2001, was exercisable with respect to 27,932 shares; and (5) on December 3, 1999, a NQ Stock Option to purchase 100,000 shares of the Company's Class A Common Stock at an exercise price of $2.50 per share, which as of March 5, 2001, was exercisable with respect to 25,000 shares. The Stock Options cover options to purchase an aggregate of 354,085 shares of the Company's Class A Common Stock and, as of March 5, 2001, are exercisable with respect to an aggregate of 177,042 shares (i.e., the Vested Shares). Copies of the 1996 Stock Incentive Plan and the stock option notices relating to the Stock Options have been filed as Exhibits hereto and are incorporated herein by this reference.

         Except as described herein, there are no contracts, arrangements, understandings, or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company.

         ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1. 1996 Stock Incentive Plan (incorporated by reference to
Exhibit 4.1 to the Company's Registration Statement of Form S-1, Commission File No. 333-3363).

         Exhibit 2. Non-Qualified Stock Option Notice, dated January 27, 1998, executed by the Company in favor of Brian Chisick, covering 100,000 shares (incorporated by reference to Exhibit 2 to Form 13d, Amendment 4).

         Exhibit 3. Incentive Stock Option Notice, dated December 4, 1998, executed by the company in favor of Brian Chisick, covering 54,085 shares (incorporated by reference to Exhibit 3 to Form 13d, Amendment 4).


                                     6 of 7

         Exhibit 4. Incentive Stock Option Notice, dated April 27, 1999, executed by the Company in favor of Brian Chisick, covering 44,135 shares incorporated by reference to Exhibit 4 to Form 13d, Amendment 4).


         Exhibit 5. Non-Qualified Stock Option Notice, dated April 27, 1999, executed by the Company in favor of Brian Chisick, covering 55,865 shares (incorporated by reference to Exhibit 5 to Form 13d, Amendment 4).


         Exhibit 6. Non-Qualified Stock Option Notice, dated December 3, 1999, executed by the Company in favor of Brian Chisick, covering 100,000 shares (incorporated by reference to Exhibit 6 to Form 13d, Amendment 4).

         Exhibit 7. Master Custodian and Escrow Agreement between U. S. Trust Company, National Association and The Brian and Sarah Chisick Revocable Estate Trust U/A 3/7/79 (incorporated by reference to Exhibit 7 to Form 13d, Amendment
4).



                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 20, 2001


                                                     /s/ Brian Chisick
                                                     ----------------------
                                                     Brian Chisick
Date:  March 20, 2001


                                                     /s/ Sarah Chisick
                                                     ----------------------
                                                     Sarah Chisick

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